# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sono-Tek Corporation, CIK 0000806172
CUSIP: 835483108
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 2012 Route 9W,, Milton, New York (NY), 12547
Date of event which requires filing of this statement: 11/25/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002048408

## Reporting persons
- Dawn Cupero: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 87,182; shared voting power 837,107; sole dispositive power 87,182; shared dispositive power 837,107; aggregate amount beneficially owned 924,289 (5.9% of the class)
  Comment: Shared voting and dispositive power and the aggregate amount beneficially owned by each reporting person includes (i) 14,300 shares of common stock, $0.01 par value per share (the "Common Stock") of Sono-Tek Corporation, a New York corporation (the "Issuer") owned by the Judith A. Bayles Trust B DTD 1/15/96, (ii) 64,400 shares of Issuer's Common Stock owned by the Judith A. Bayles Marital Trust DTD 1/15/96 and (iii) 753,354 shares of Issuer's Common Stock owned by the Richard A. Bayles Revocable Trust DTD 1/15/96, of which Ms. Cupero serves as trustee and has voting and dispositive power with regards to these shares. This also includes 5,031 shares of Issuer's Common Stock held jointly by Ms. Cupero and her spouse and 22 shares of Issuer's Common Stock held solely by Ms. Cupero's spouse. This percentage of class represented by amount in Row 9 is based on 15,751,153 shares of Issuer's Common Stock outstanding as of October 14, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2024 (the "Form 10-Q"), as filed with the Securities and Exchange Commission on October 15, 2024.

## Item 1. Issuer
Name of issuer: Sono-Tek Corporation
Address of issuer's principal executive offices: 2012 Route 9W, Milton, New York 12547

## Item 2. Person Filing
Name of person filing: Dawn Cupero (the "Reporting Person")
Address of principal business office or, if none, residence: 308 Schubauer Drive, Cary, North Carolina 27513
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See rows (9) and (11) of the cover pages to this Schedule 13G for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Person, based on the shares of Common Stock outstanding as of October 14, 2024, as reported in the Issuer's Form 10-Q.
Percent of class: See rows (5) through (8) of the cover pages to this Schedule 13G for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Sole power to vote or to direct the vote: 87182
Shared power to vote or to direct the vote: 837107
Sole power to dispose or to direct the disposition: 87182
Shared power to dispose or to direct the disposition: 837107

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Dawn Cupero: /s/ Dawn Cupero, Dawn Cupero (12/16/2024)